SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                SCHEDULE 13G
                               (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2(b)
                           (Amendment No. ______)*

                          ESENJAY EXPLORATION, INC.
                              (Name of Issuer)

                  Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                               0003591221
                                 (CUSIP Number)
                                  May 14, 1998
           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
      [ ] Rule 13d-1(b)
      [X] Rule 13d-1(c)
      [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                       Continued on the following page(s)
                                Page 1 of 10
                            Exhibit Index:  Page 10

CUSIP No. 0003591221          SCHEDULE 13G          Page 2 of 10 pages

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Joint Energy Development Investments II Limited Partnership

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a)  [ ]
                                                          (b)  [X]

3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION
                     DELAWARE

                5          SOLE VOTING POWER
                                  -0-
  NUMBER OF
    SHARES      6          SHARED VOTING POWER
 BENEFICIALLY                   675,000
   OWNED BY
     EACH       7          SOLE DISPOSITIVE POWER
   REPORTING                       -0-
    PERSON
     WITH       8          SHARED DISPOSITIVE POWER
                                675,000

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                675,000

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*       [  ]

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.7%


12    TYPE OF REPORTING PERSON*

      PN


                 *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 0003591221          SCHEDULE 13G          Page 3 of 10 pages

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Enron Corp.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a)  [ ]
                                                          (b)  [X]

3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION
                    OREGON

                5          SOLE VOTING POWER
                                  -0-
  NUMBER OF
    SHARES      6          SHARED VOTING POWER
 BENEFICIALLY                    675,000
   OWNED BY
     EACH       7          SOLE DISPOSITIVE POWER
   REPORTING                       -0-
    PERSON
     WITH       8          SHARED DISPOSITIVE POWER
                                 675,000

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 675,000

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*       [  ]

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        5.7%


12    TYPE OF REPORTING PERSON*

      CO


                 *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 0003591221           SCHEDULE 13G         Page 4 of 10 pages

Item 1(a)     Name of Issuer:

               Esenjay Exploration, Inc.

Item 1(b)     Address of Issuer's Principal Executive Offices:

               500 North Water Street, Suite 1100
               Corpus Christi, Texas 78471

Item 2(a)     Name of Person Filing:

              This statement is filed on behalf of each of the following persons (collectively, the "Reporting Entities"):

              i)  Joint Energy Development Investments II Limited
                  Partnership, a Delaware limited partnership
                  ("JEDI II"); and

              ii) Enron Corp., an Oregon corporation ("Enron").

     This statement relates to Shares (defined herein) held by JEDI II, which is engaged primarily in the business of investing in and managing certain energy related assets. Additional entities that may be deemed to be control persons of JEDI II are (a) Enron Capital Management II Limited Partnership, a Delaware limited partnership and the general partner of JEDI II ("ECMLP II"), whose principal business is to manage oil and gas related investments, (b) Enron Capital II Corp., a Delaware corporation and the general partner of ECMLP II ("ECC II"), whose principal business is to manage oil and gas related investments and (c) Enron Capital & Trade Resources Corp., a Delaware corporation ("ECT"), whose principal business is the purchase of natural gas, gas liquids and power through a variety of contractual arrangements and marketing these energy products to local distribution companies, electric utilities, cogenerators and both commercial and industrial end users, as well as the provision of risk management services. ECC II is a wholly owned subsidiary of ECT and an indirect, wholly owned subsidiary of Enron, which is an integrated natural gas and electricity company that engages, primarily through subsidiaries, in the transportation and wholesale marketing of natural gas, the exploration for and production of natural gas and crude oil, the production, purchase, transportation and worldwide marketing and trading of natural gas liquids, crude oil and refined petroleum products, and the purchasing and marketing of electricity and other energy-related commitments.

     The filing of this statement shall not be construed as an admission that Enron, ECMLP II, ECC II or ECT is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

CUSIP No. 0003591221           SCHEDULE 13G         Page 5 of 10 pages


Item 2(b)     Address of Principal Business Office or, if none,
Residence:

              The address of the principal business office of JEDI II and Enron is 1400 Smith Street, Houston, Texas 77002

Item 2(c)     Citizenship:

              i)   JEDI II is a Delaware limited partnership; and

              ii)  Enron is an Oregon corporation

     (d)     Title of Class of Securities:

               Common stock, par value $.01 per share (the "Shares")

     (e)     CUSIP Number:

                           0003591221


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b)or (c), Check Whether the Person Filing is a:

     (a)   [ ]  Broker or Dealer registered under Section 15 of the
                Exchange Act

     (b)   [ ]  Bank as defined in section 3(a)(6) of the Exchange Act

     (c)   [ ]  Insurance company as defined in section 3(a)(19) of
                the Exchange Act

     (d)   [ ]  Investment company registered under section 8 of the
                Investment Company Act

     (e)   [ ]  An investment adviser in accordance with Rule 13d-
                1(b)(1)(ii)(E)

     (f)   [ ]  An employee benefit plan or endowment fund in
                accordance with Rule 13d-1(b)(1)(ii)(F)

     (g)   [ ]  A parent holding company or control person in
                accordance with Rule 13d-1(b)(1)(ii)(G)

     (h)   [ ]  A savings association as defined in Section 3(b) of
                the Federal Deposit Insurance Act;

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

CUSIP No. 0003591221          SCHEDULE 13G          Page 6 of 10 pages

     (j)   [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this
box.      [X]

Item 4.   Ownership:

Item 4(a)    Amount Beneficially Owned:

             As of May 14, 1998, each of the Reporting Entities, ECM LP II, ECC II and ECT may be deemed to be the beneficial owner of 675,000 Shares. Each of Enron, ECM LP II, ECC II and ECT disclaims beneficial owners of the Shares.


Item 4(b)    Percent of Class:

             The number of shares of which each of the Reporting Entities may be deemed to be the beneficial owner constitutes approximately 5.7% of the total number of Shares outstanding.


Item 4(c) Number of shares as to which such person has:


      JEDI II
     (i)     sole power to vote or to direct the vote:  0

     (ii)    shared power to vote or to direct the vote: 675,000

     (iii)   sole power to dispose or to direct the disposition of:  0

     (iv)    shared power to dispose or to direct the disposition
of:                675,000

     Enron
     (i)     sole power to vote or to direct the vote:  0

     (ii)    shared power to vote or to direct the vote:  675,000

     (iii)   sole power to dispose or to direct the disposition of:  0

     (iv)    shared power to dispose or to direct the disposition
of:                675,000


Item 5.   Ownership of Five Percent or Less of a Class

          Not applicable.

CUSIP No. 0003591221          SCHEDULE 13G          Page 7 of 10 pages


Item 6.   Ownership of More than Five Percent on Behalf of Another
Person.
          Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          See Item 2.


Item 8.   Identification and Classification of Members of the Group

          Not applicable.


Item 9.   Notice of Dissolution of Group

          Not applicable.


Item 10.   Certification

          By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 0003591221          SCHEDULE 13G          Page 8 of 10 pages


                                    SIGNATURE


After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:  May 26, 1998          JOINT ENERGY DEVELOPMENT INVESTMENTS II
                             LIMITED PARTNERSHIP

                             By:  Enron Capital Management II
                                  Limited Partnership its general
                                     partner

                             By:  Enron Capital II Corp., its
                                  general partner


                                  By:  /S/ PEGGY B. MENCHACA
                                       ----------------------------
                                       Peggy B. Menchaca
                                       Vice President and Secretary


Date:  May 26, 1998          ENRON CORP.


                             By:  /S/ PEGGY B. MENCHACA
                                  -----------------------------------
                                  Peggy B. Menchaca
                                  Vice President and Secretary

CUSIP No. 0003591221          SCHEDULE 13G          Page 9 of 10 pages


                                  EXHIBIT INDEX

99.1 Joint Filing Agreement dated May 26, 1998 by and between Joint Energy Development Investments II Limited Partnership and Enron Corp.